UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024 (No. 2)

Commission File Number: 333-262334

ZKGC New Energy Limited

(Translation of registrant’s name into English)

69 Waterfall Blvd, The Ponds, NSW 2153, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 23, 2023 ZKGC New Energy Limited entered into a Spin-Off Agreement with G&C International Investment Company Limited and its owner, Liao Jinqi. The agreement recited that, on that date, ZKGC New Energy Limited transferred to G&C International Investment Company Limited all of the outstanding equity of ZKGC International Investment Company Limited, and G&C International Investment Company Limited transferred to ZKGC New Energy Limited 2,000,000 Ordinary Shares issued by ZKGC New Energy Limited.

The purpose of the transaction was to relieve ZKGC New Energy Limited from responsibility for the charging station business carried on by its subsidiaries and their affiliates, so as to permit ZKGC New Energy Limited to focus its attention on the management and operations consulting business that it initiated in 2023.

EXHIBITS

10-a.	Spin-Off Agreement dated December 31, 2023 among ZKGC New Energy Limited, G&C International Investment Company Limited and Liao Jinqi.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKGC NEW ENERGY LIMITED

Date: January 29, 2024	By	/s/ Zhuowen Chen
	Name:	Zhuowen Chen
	Title:	Chief Executive Officer

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